Tengasco, Inc.
10215 Technology Drive, Suite 301
Knoxville, TN 37932 (865) 675-1554

February 26, 2008

Mr. Karl Hiller, Branch Chief, Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D. C. 20549

VIA EDGAR FILING

Re: Tengasco, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 30, 2007; Form 10-Q for the Quarter Ended September 30, 2007 File No. 1-15555

Dear Mr. Hiller:

     Tengasco, Inc. hereby indicates when it will respond to items in your letter to us dated February 12, 2008 that states in the closing comments that “[a]s appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.”

As discussed in phone conversation with you today, Tengasco will file its responses as soon as possible following our discussion today but in no event later than Friday, February 29, 2008.

Very truly yours,

TENGASCO, INC.

BY:      s/Jeffrey R. Bailey

     JEFFREY R. BAILEY

     Chief Executive Officer